UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Comstock Holding Companies, Inc.

(Full Name of Registrant)

(Former Name if Applicable)

1886 Metro Center Drive, 4th Floor

(Address of Principal Executive Office (Street and Number))

Reston, VA 20190

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Comstock Holding Companies, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019 (the “Q2 2019 Form 10-Q”) by the August 14, 2019 filing date without unreasonable effort or expenses. The Company continues to evaluate the internal controls over financial reporting related to the previously disclosed Master Transfer Agreement as reported in the Company’s Current Report on Form 8-K with the Securities and Exchange Commission on April 30, 2019. Despite diligent efforts, the work necessary to complete the Q2 2019 Form 10-Q, and the financial statements required to be included therein, could not be finished in sufficient time to permit the timely filing of the Q2 2019 Form 10-Q.

The Company expects to file the Q2 2019 Form 10-Q on or prior to the fifth calendar day extension provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christopher Guthrie	703	230-1985
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2019, the Company entered into a Master Transfer Agreement (the “MTA”) with Comstock Development Services, LC (“CDS”), an entity wholly owned by Christopher Clemente, the Chief Executive Officer of the Company, and FR54, LC (“FR54”), an entity also controlled by Mr. Clemente, that sets forth certain transactions to complete the Company’s previously announced exit from the homebuilding and land development business in favor of a migration to an asset management model. Pursuant to the MTA, the Company issued 1,220,000 shares of series C preferred shares and 3,100,000 shares of Class A common stock to CDS as consideration for the management of and its Class B membership interest in Comstock Investors X, L.C. (“Comstock X”), a Variable Interest Entity (“VIE”) that owns the Company’s residual homebuilding operations. Additionally, pursuant to the MTA, FR54 transferred 579,158 shares of Series C Stock to the Company, which were immediately cancelled, in exchange for the issuance of 723,947 newly issued shares of the Company’s Class A common stock.

As a result of the MTA, the Company determined that Comstock X is considered held for sale effective April 30, 2019 and therefore Comstock X’s activities have been reclassified as discontinued operations.

Total revenues from continuing operations of the Company for the three and six month periods ended June 30, 2019 were $4.9 million and $9.5 million, respectively. Total revenues from continuing operations of the Company for the three and six month periods ended June 30, 2018 were $3.4 million and $6.7 million, respectively. The Company expects to report a net (loss) of $(253) thousand and $(184) thousand for the three and six months ended June 30, 2019, respectively, as compared to a net (loss) of $(1,002) thousand and $(1,725) thousand for the three and six months ended June 30, 2018. The Company expects to report a net (loss) of $(0.04) per diluted share for the three and six months ended June 30, 2019 as compared to a net (loss) of $(0.27) and $(0.47) per diluted share for the three and six months ended June 30, 2018, respectively.

This Form 12b-25 contains a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Investors are cautioned not to place undue reliance upon forward-looking statements in this notification of late filing. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this filing, except as required by law.

Comstock Holding Companies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2019	By	/s/ Christopher Guthrie Christopher Guthrie Chief Financial Officer